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                                                                  Exhibit 12 (b)
                              J. C. Penney Company, Inc.
                            and Consolidated Subsidiaries

              Computation of Ratios of Available Income to Fixed Charges





                                              52 weeks               52 weeks
                                                ended                  ended
                                               Apr. 29,               May 1,
     ($ Millions)                               2000                  1999
                                              _________             _________

     Income from continuing operations        $      68             $     934
        (before income taxes and
        capitalized interest)

     Fixed charges

     Interest (including capitalized
     interest) on:

        Operating leases                            272                   225
        Short term debt                             109                   115
        Long term debt                              522                   558
        Capital leases                                1                     4
        Other, net                                    3                    (5)
                                              __________            __________
     Total fixed charges                            907                   897


                                              __________            __________
     Total available income                   $     975             $   1,831
                                              ==========            ==========

     Ratio of available income to
        fixed charges
                                                    1.1                   2.0
                                              ==========            ==========




     The Company believes that, due to the seasonal nature of its business, ratios for a period of time other than a 52 week period are inappropriate.